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                         SOUTHERN OHIO COAL COMPANY
                     QUARTERLY REPORT PER REQUIREMENTS
                  OF HOLDING COMPANY ACT RELEASE NO. 26573
                    FOR THE QUARTER ENDED JUNE 30, 1998



                                  CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7
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                         SOUTHERN OHIO COAL COMPANY
                            STATEMENT OF INCOME
                    FOR THE QUARTER ENDED JUNE 30, 1998
                                (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $60,707

COST OF OPERATION                                           57,457

OPERATING INCOME                                             3,250

INTEREST CHARGES                                               694

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 2,556

FEDERAL INCOME TAXES ON OPERATIONS                           2,297

NET INCOME FROM OPERATIONS                                     259

NONOPERATING INCOME                                            156

NET INCOME                                                 $   415



                       STATEMENT OF RETAINED EARNINGS
                    FOR THE QUARTER ENDED JUNE 30, 1998
                                (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,335

NET INCOME                                                     415

CASH DIVIDENDS DECLARED                                        412

BALANCE AT END OF PERIOD                                   $23,338


The common stock of the Company is wholly owned by Ohio Power Company.
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                         SOUTHERN OHIO COAL COMPANY
                               BALANCE SHEET
                                (UNAUDITED)
                                                           June 30,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $389,580
  Construction Work in Progress                                 233
         Total Mining Plant                                 389,813
  Accumulated Depreciation and Amortization                 241,743

         NET MINING PLANT                                   148,070

OTHER PROPERTY AND INVESTMENTS                               61,984

CURRENT ASSETS:
  Cash and Cash Equivalents                                  19,682
  Accounts Receivable:
    General                                                   4,070
    Affiliated Companies                                     12,742
  Coal                                                        3,806
  Materials and Supplies                                     10,699
  Other                                                         200

         TOTAL CURRENT ASSETS                                51,199

REGULATORY ASSETS                                            43,557

DEFERRED CHARGES                                              2,974

           TOTAL                                           $307,784
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                         SOUTHERN OHIO COAL COMPANY
                               BALANCE SHEET
                                (UNAUDITED)


                                                           June 30,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,338

         TOTAL SHAREHOLDER'S EQUITY                         68,032

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                       29,729

         TOTAL LONG-TERM DEBT                               59,729

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          31,378
  Accrued Postretirement Benefits Other Than Pensions       35,102
  Operating Reserves                                        35,731

         TOTAL OTHER NONCURRENT LIABILITIES                102,211

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        18,035
  Accounts Payable:
    General                                                  4,177
    Affiliated Companies                                     3,269
  Taxes Accrued                                              3,307
  Interest Accrued                                             771
  Accrued Vacation Pay                                       2,987
  Workers' Compensation Claims                               6,117
  Obligations Under Capital Leases                          13,914
  Other                                                      6,054

         TOTAL CURRENT LIABILITIES                          58,631

DEFERRED INCOME TAXES                                       18,641

DEFERRED CREDITS                                               540

           TOTAL                                          $307,784
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                    SOUTHERN OHIO COAL COMPANY
 INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED JUNE 30, 1998

   During the second quarter of 1998, the Company settled with its insurance carriers claims for a 1993 inundation of Meigs 31 mine. The settlement terminated legal proceedings related to this issue and did not have a material effect on results of operations.


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                         SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                    FOR THE QUARTER ENDED JUNE 30, 1998
                      (in thousands, except as noted)
                                                                                                      April through
                                                                                                          June
                                                                                                          1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital                                                                          34,693
                                                                                                           44,694
       B. Rate of Return Allowable per HCAR No. 26573:
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $  1,174
            2. Year-to-Date                                                                              $  2,324

       D. Net Income per Statement of Income (a)                                                         $    415
            Add: Interest Charges                                                                             694
            Less: Nonoperating Income                                                                         156

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    953
            2. Year-to-Date                                                                              $  1,986

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 59,754

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                953

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 60,707

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,656,568

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $36.65

(a)    The  Company  sold  its   Martinka  mining  division  and   most  of  the  Martinka  related  coal  reserves
       to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased  mining coal  effective  July 1, 1992.  All results  associated  with the Martinka division  since  then  are  billed  to the  Parent  Company, Ohio  Power  Company,  eliminating any earnings effect to the Company.
(b)    As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
       Income.
/TABLE
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                         SOUTHERN OHIO COAL COMPANY
                       STATEMENT OF COST OF OPERATION
                    FOR THE QUARTER ENDED JUNE 30, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $ 2,023
Indirect Labor-UMW*                                          5,496
Benefits-UMW*                                                6,919
Salaries and Benefits-Nonunion                               5,376
Operating Supplies                                           3,678
Repair Parts and Materials                                   7,595
Electricity and Other Utilities                              1,899
Outside Services-Maintenance, Haulage and Reclamation        3,239
Taxes Other Than Federal Income Taxes**                      2,147
Rental of Equipment                                          6,782
Depreciation, Depletion and Amortization                     5,975
Mining Cost Normalization***                                 8,121
Other Production Costs                                         924

Subtotal                                                    60,174

Transfers of Production Costs (to)/from Coal Inventory      (2,717)

          Total                                            $57,457

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         SOUTHERN OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                   AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION

                                             June 30, 1998
                                                              Net
                                      Gross   Accumulated  Carrying
                                      Cost     Provisions   Amount
                                             (in thousands)

          Description

Surface Lands                       $  7,615    $   -      $  7,615

Mining Structures and Equipment      245,103     162,539     82,564

Coal Interests (net of depletion)      2,713        -         2,713

Mine Development Costs               134,149      79,204     54,945

    Total Mining Plant in Service   $389,580    $241,743   $147,837